April 28, 2025

Paul Ruh
Chief Financial Officer
Kenvue Inc.
199 Grandview Road
Skillman , New Jersey 08558

       Re: Kenvue Inc.
           Form 10-K for Fiscal Year Ended December 29, 2024
           Filed February 24, 2025
           File No. 001-41697
Dear Paul Ruh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services